FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16

of the Securities Exchange Act of 1934

For the Month of January 2006

RadView Software Ltd.

(Translation of Registrant’s Name into English)

14 Hamelacha St., Rosh-Haayin, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-67086, 333-101321, 333-99237, 333-138719), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, AND REGISTRATION STATEMENT ON FORM S-3 (FILE NO. 333-114308) TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Fortissimo Exercises its Option to Make an Additional Investment in Radview Software Ltd. (the “Company”)

On December 24, 2006, Fortissimo Capital Fund (“Fortissimo”) has closed an additional investment of $700,000 in the Company. The additional investment was made pursuant to a Share Purchase Agreement entered into by the parties on April 4, 2006. The Agreement provided Fortissimo and its co-investors with the right to make additional investments in the Company during a period of 18 months from its closing date, which was August 18, 2006.

In consideration for the additional investment, the Company issued to Fortissimo a total of 23,333,334 Series A Preferred Shares and Warrants to purchase 17,500,000 Series B Preferred Shares. The additional investment was made on the same terms and conditions as the initial investment, except that the Company granted to Fortissimo a new option, to acquire the identical amount of shares and warrants Fortissimo purchases in each additional closing, at the same terms and conditions (the “New Option”).

This New Option is subject to the Company’s shareholders approval and the Company has undertaken to seek such approval at the upcoming shareholders meeting.

The parties further agreed that the Company shall have the right to buy-back any shares and warrants issued to Fortissimo in an additional closing with respect to which a New Option was granted, by payment to Fortissimo of the securities’ purchase price plus interest at an annual rate of 8%. The Company’s aforementioned buy-back right shall lapse at the end of 12 months from the date the respective New Option was issued.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RadView Software Ltd.
(Registrant)

By:	/s/ Limor Stoller
Name: Limor Stoller
Vice President of Finance

Dated:   January 25, 2007

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